SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of August 2005
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           |_| Yes      |X| No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated August 4, 2005.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       ELBIT SYSTEMS LTD.
                                       (Registrant)


                                       By: /s/  Ilan Pacholder
                                          --------------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  August 4, 2005

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

    1.                     Press release dated August 4, 2005.

                                   EXHIBIT 1


                                             [GRAPHIC OMITTED][GRAPHIC OMITTED]


       ELBIT SYSTEMS GROUP, TO RECEIVE A CONTRACT VALUED AT APPROXIMATELY
                   (pound)300 MILLION FOR THE UK WATCHKEEPER
                PROGRAMME, THROUGH ITS JV ESTABLISHED WITH THALES


Haifa, Israel, August 4 2005 - Elbit Systems Ltd. (NASDAQ: ESLT) reported today that the UK Ministry of Defence (MoD) and Thales UK have signed a contract worth (pound)700 million for the Development, Manufacture and Initial Support phases of the WATCHKEEPER programme. Elbit Systems and Thales UK are establishing a Joint Venture aimed at executing a significant part of the WATCHKEEPER programme and addressing the rapidly growing UAV market worldwide.

The Elbit Systems Group expects to receive a significant part of the contract, valued at around (pound)300 million, the majority being executed by the Leicester-based Joint Venture. The Joint Venture's contract is expected to be signed this year.

WATCHKEEPER will provide the UK armed forces with an essential Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability based on the unmanned air vehicle (UAV) system Hermes 450 and will be a key component of the UK's Network Enabled Capability (NEC).

This programme will deliver equipment, training and facilities, with the capability coming into service from 2010.

WATCHKEEPER will provide the UK Armed Forces with all weather day and night surveillance in times of war, tension or during peace-keeping operations without the need to deploy troops into sensitive areas or harmful situations. The WATCHKEEPER system can provide continuous 24/7 surveillance when needed, using unmanned air vehicles able to stay airborne for more than 16 hours each.

The WATCHKEEPER system consists of the WK450 unmanned air vehicle carrying day/night sensors and laser target designator connected by a data link to a network of containerised Ground Control Stations where army operators will control the whole mission and interface within a network enabled environment. High resolution optical and radar imagery will be exploited and disseminated to provide valuable intelligence for operational commanders. The system is capable of rapid deployment and operations anywhere in the world. WATCHKEEPER will support the information requirements of all three services and will be operated by the Royal Artillery.

The President and CEO of Elbit Systems, Joseph Ackerman said: "We are proud to take part in such a significant programme, led by Thales, which is one of the most prestigious UAV programmes in the world. Thales' teaming with Elbit Systems testifies to our advanced technological systems capabilities and substantiates our positioning as one of the leaders in the UAV market". Mr. Ackerman expressed his hope that the joint venture established by Elbit Systems and Thales to execute the WATCHKEEPER programme will pave the way to obtaining more UAV programmes in further markets in Europe and around the world.


ABOUT ELBIT SYSTEMS
-------------------
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

ABOUT THALES UK
---------------
Thales UK's activities encompass defence, aerospace, security and services. The company is the UK's second largest defence systems contractor and has been a supplier to the MoD since the First World War. Thales employs 10,000 staff in the UK and 60,000 people in 50 countries. In 2004, Thales UK's revenues were (pound)1.1bn

CONTACTS
--------

Company contact                                           IR Contacts
Ilan Pacholder, Corporate Secretary and                   Ehud Helft/Kenny Green
VP Finance & Capital Markets
Elbit Systems Ltd.                                        GK International
Tel:  972-4  831-6632                                     Tel: 1-866-704-6710
Fax: 972-4  831- 6659                                     Fax: 972-3-607-4711
pacholder@elbit.co.il                                     ehud@gk-biz.com
---------------------                                     ---------------
                                                          kenny@gk-biz.com

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